Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, shares@avino.com

March 16, 2006                                                                                                                                                                                                                                                       TSX-V Trading symbol: ASM
U.S. OTC BB symbol: ASGMF
Berlin & Frankfurt GV6

Avino Silver & Gold Mines Ltd. (the “Company”) has entered into an agreement with National Media Associates ("National Media") to provide financial relations, media relations and public market development services. George Duggan, President of National Media, will be responsible for the provision of these services to the Company.

The Company will pay National Media the sum of US$6,000 per month plus expenses for a term of one year, provided that the contract can be terminated after September 15, 2006 upon 30 days' notice by the Company. Under the agreement, the Company also grants incentive stock options for the purchase of 120,000 shares at a price of $2.72 per share exercisable on or before March 15, 2011 to George Duggan, the principal of National Media.

The options are subject to a stock option plan.

The Company deals with National Media on an arms' length basis, and neither National Media nor any of its principals has any interest, directly or indirectly, in the Company or its securities, or any right or intent to acquire such an interest, other than the above stock option grant.

On Behalf of the Board

“David Wolfin”

David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.